For Immediate Release
November 15, 2011
Manulife Financial announces Subordinated Debenture issue

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, announced today that it intends to issue $550 million principal amount 4.21 per cent of fixed/floating subordinated debentures due November 18, 2021 (the “Debentures”). Proceeds of the offering will be used for general corporate purposes.

The Debentures will bear interest at a fixed rate of 4.21 per cent for five years and thereafter at a rate of 2.65 per cent over the three month CDOR. The Debentures mature on November 18, 2021.

Subject to prior regulatory approval, MLI may redeem the Debentures, in whole or in part, on or after November 18, 2016 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MLI from time to time issued and outstanding.

The Debentures will be fully and unconditionally guaranteed on a subordinated basis by Manulife Financial Corporation, as to payment of principal, premium, if any, interest and redemption price, if any.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets and TD Securities and consisting of BMO Capital Markets, CIBC World Markets, Scotia Capital, Bank of America Merrill Lynch, National Bank Financial, HSBC Securities (Canada), Desjardins Securities, Manulife Securities, Canaccord Capital and Laurentian Bank Securities. The offering is expected to close on November 18, 2011 and is anticipated to qualify as Tier 2B capital of MLI.

This is the first offering conducted by MLI under its base shelf prospectus dated November 11, 2011, which provides for the issue of up to $2 billion principal amount of debt securities. Complete details of the offering will be set out in a prospectus supplement, which will accompany the prospectus. The prospectus supplement will be filed with the Canadian securities regulatory authorities and will be available on SEDAR at www.sedar.com.

The debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group operating in 21 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $492 billion (US$473 billion) as at September 30, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com

Media inquiries: Anthony Wilson-Smith 416 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton 416 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com